UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 31993 / February 10, 2016

_____

In the Matter of   :
                                                                                                                       :
The Guardian Insurance & Annuity Company   :
The Guardian Separate Account K   :
The Guardian Separate Account M   :
The Guardian Separate Account N   :
The Guardian Separate Account R   :
                                                                                                                       :
                                                                                                                       :
7 Hanover Square   :
New York, New York 10004   :
                                                                                                                       :
(812-14449)   :
_____:

ORDER UNDER SECTION 26(c) OF THE INVESTMENT COMPANY ACT OF 1940

The Guardian Insurance & Annuity Company, The Guardian Separate Account K, The Guardian Separate Account M, The Guardian Separate Account N and The Guardian Separate Account R (collectively, the "Applicants") filed an application on April 24, 2015, and amended and restated applications on September 4, 2015 and November 10, 2015. Applicants requested an order pursuant to Section 26(c) of the Investment Company Act of 1940 (the "Act") to permit the substitutions of shares of certain registered management investment companies with shares of certain other registered management investment companies.

On January 15, 2016, a notice of the filing of the application was issued (Investment Company Act Release No. 31958). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered, and it is found that the substitutions are consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Accordingly,

IT IS ORDERED, pursuant to Section 26(c) of the Act, that the proposed substitutions for The Guardian Insurance & Annuity Company, Inc., <u>et al</u>. (File No. 812-14449) are approved, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Robert W. Errett
Deputy Secretary